Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735
GS Finance Corp. $760,000 Autocallable Contingent Coupon Commodity Index-Linked Notes due 2022 guaranteed by The Goldman Sachs Group, Inc.
If the closing level of the S&P GSCI® Crude Oil Index Excess Return on any determination date is less than 80.00% of the initial level, you will not receive a coupon on the applicable payment date. The amount that you will be paid on your note is based on the performance of the index. The notes will mature on the stated maturity date (May 19, 2022), unless automatically called on any determination date commencing in May 2018 to and including February 2022. Your note will be called if the closing level of the index on any such determination date is greater than or equal to the initial level of 146.7857. If your note is called, you will receive a payment on the next payment date (the fifth business day after the relevant determination date) equal to the face amount of your note plus a coupon.
The index tracks the performance of futures contracts on WTI (West Texas Intermediate) crude oil, not physical oil. Generally, the return on an investment in a commodity futures contract is correlated with, but not the same as, the return on buying and holding the commodity underlying such contract.
Determination dates are the 12th day of each February, May, August and November commencing in August 2017 and ending in May 2022. If on any determination date the closing level of the index is greater than or equal to 80.00% of the initial level, you will receive on the applicable payment date a coupon for each $1,000 face amount of your note equal to $16.25.
The amount that you will be paid on your note at maturity, if it has not been called, in addition to the final coupon, if any, is based on the performance of the index. The index return is the percentage increase or decrease in the final level of the index on the final determination date from the initial level.
At maturity, for each $1,000 face amount of your note, you will receive an amount in cash equal to:
•	if the index return is greater than or equal to -20.00% (the final level is greater than or equal to 80.00% of the initial level), $1,000 plus a coupon of $16.25; or
•
if the index return is less than -20.00% (the final level is less than 80.00% of the initial level), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the index return plus 20.00% times (b) $1,000. You will receive less than the face amount of your note and no final coupon.

If the index return is less than -20.00%, you will receive less than the face amount of your note and you will not receive a final coupon.
You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11.
The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $929 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see page PS-2.
Original issue date:	May 19, 2017	Original issue price:	100.00% of the face amount
Underwriting discount:	4.35% of the face amount	Net proceeds to the issuer:	95.65% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman Sachs & Co. LLC
Pricing Supplement No. 1,494 dated May 12, 2017.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $929 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $31 per $1,000 face amount).
Prior to May 21, 2018, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through May 20, 2018). On and after May 21, 2018, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●       Commodity terms supplement no. 27 dated December 22, 2015
●       Prospectus supplement dated December 22, 2015
●       Prospectus dated December 22, 2015
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated December 22, 2015, for Medium-Term Notes, Series E, and references to the “accompanying commodity terms supplement no. 27” mean the accompanying commodity terms supplement no. 27, dated December 22, 2015, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying commodity terms supplement no. 27. Please note that certain features described in the accompanying commodity terms supplement no. 27 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying commodity terms supplement no. 27.

Investment Thesis
By purchasing a note, you are taking the view that (i) the closing level of the underlier on any coupon observation date will not decline, as compared to the initial underlier level, by more than 20.00% and (ii) the closing level of the underlier on any coupon observation date commencing in May 2018 will be less than the initial underlier level. Due to the automatic call feature, the term for your notes may be reduced to as few as approximately 12 months (you will have the potential to receive only four contingent coupon payments) if the closing level of the underlier on a coupon observation date commencing in May 2018 is greater than the initial underlier level. In addition, you should be willing to forgo participation in any positive return of the underlier from the trade date to the determination date and risk losing a substantial portion of your investment in exchange for a buffer against loss of principal in the event of a decline of up to 20.00% in the final underlier level relative to the initial underlier level.
Key Terms
Issuer:  GS Finance Corp.
Guarantor:  The Goldman Sachs Group, Inc.
Underlier:  the S&P GSCI® Crude Oil Index Excess Return (Bloomberg symbol, “SPGCCLP Index”).  References herein to “underlier commodity” are to the commodity futures contract comprising the S&P GSCI® Crude Oil Index Excess Return
Underlier sponsor: the corporation or other entity, or group of corporations or other entities, that, in the determination of the calculation agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the S&P GSCI® Crude Oil Index Excess Return and (ii) announces (directly or through an agent) the level of the S&P GSCI® Crude Oil Index Excess Return on any day; as of the date of this pricing supplement, the underlier sponsor is S&P Dow Jones Indices LLC (“S&P”)
Specified currency:  U.S. dollars (“$”)
Face amount:  each note will have a face amount equal to $1,000; $760,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations: $1,000 and integral multiples of $1,000 in excess thereof
Purchase at amount other than face amount: the amount we will pay you for your notes on a call payment date or the stated maturity date, as the case may be, will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to a call payment date or the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-14 of this pricing supplement
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” herein.  Pursuant to this approach, it is the opinion of Sidley Austin llp that it is likely that any coupon payment will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  If you are a United States alien holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty.  In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding amounts attributable to any coupon payment) and your tax basis in your notes
Automatic call feature:  if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level, your notes will be automatically called; if your notes are automatically called on any call observation date, on the corresponding call payment date, in addition to the coupon then due, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes
Cash settlement amount (on any call payment date):  if your notes are automatically called on a call observation date because the closing level of the underlier is greater than or equal to the initial underlier level, for each $1,000 face amount of your notes, on the related call payment date, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the coupon then due
Cash settlement amount (on the stated maturity date):  if your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
•	if the final underlier level is greater than or equal to the buffer level, $1,000 plus the related coupon; or
•
if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the underlier return plus the buffer amount. You will receive less than the face amount of your note and you will not receive a final coupon.

Coupon:  subject to the automatic call feature, on each coupon payment date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:
•
if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, $16.25 (i.e., equal to a return of 1.625% quarterly or a return of 6.50% per annum); or

•	if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0.00

Initial underlier level: 146.7857
Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event — Notes Linked to a Single Underlier” on page S-18 of the accompanying commodity terms supplement no. 27 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying commodity terms supplement no. 27
Buffer level:  80.00% of the initial underlier level
Buffer amount:  20.00%
Coupon trigger level:  117.42856, which is 80.00% of the initial underlier level
Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying commodity terms supplement no. 27
Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Defeasance: not applicable
No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system
Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-26 of the accompanying commodity terms supplement no. 27
Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-26 of the accompanying commodity terms supplement no. 27
Underlier commodity trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Underlier Commodity Trading Day” on page S-26 of the accompanying commodity terms supplement no. 27
Trade date:  May 12, 2017
Original issue date (settlement date):  May 19, 2017
Stated maturity date:  May 19, 2022, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying commodity terms supplement no. 27
Determination date:  May 12, 2022, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-17 of the accompanying commodity terms supplement no. 27
Call observation date:  each coupon observation date commencing in May 2018 and ending in February 2022, subject to adjustment as described under “Supplemental Terms of the Notes — Coupon Observation Dates” on page S-18 of the accompanying commodity terms supplement no. 27
Call payment dates:  the fifth business day after each call observation date, subject to adjustment as described under “Supplemental Terms of the Notes —  Call Payment Dates” on page S-16 of the accompanying commodity terms supplement no. 27
Coupon observation dates: the 12th day of each February, May, August and November, commencing in August 2017 and ending on the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Coupon Observation Dates” on page S-18 of the accompanying commodity terms supplement no. 27

Coupon payment dates:  the fifth business day after each coupon observation date to and including the stated maturity date, subject to adjustment as described under “Supplemental Terms of the Notes — Coupon Payment Dates” on page S-17 of the accompanying commodity terms supplement no. 27
Regular record dates:  the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)
Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-53 of the accompanying commodity terms supplement no. 27
ERISA: as described under “Employee Retirement Income Security Act” on page S-54 of the accompanying commodity terms supplement no. 27
Supplemental plan of distribution; conflicts of interest:  as described under “Supplemental Plan of Distribution” on page S-55 of the accompanying commodity terms supplement no. 27 and “Plan of Distribution – Conflicts of Interest” on page 78 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.
GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 4.00% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We will deliver the notes against payment therefor in New York, New York on May 19, 2017, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Calculation agent:  GS&Co.
CUSIP no.: 40054LCG7
ISIN no.: US40054LCG77
FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the impact that various hypothetical closing levels of the underlier on a coupon observation date could have on the coupon payable on the related coupon payment date and (ii) the impact that various hypothetical closing levels of the underlier on the determination date could have on the cash settlement amount at maturity assuming the notes have not been called and all other variables remain constant.
The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, what the closing level will be on any coupon observation date or call observation date and what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the examples also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Initial underlier level	146.7857
Coupon	$16.25
Buffer level	80.00% of the initial underlier level
Buffer amount	20.00%
The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or call observation date or the originally scheduled determination date
Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, the actual underlier levels on any call observation date or coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.
Hypothetical Coupon Payments
The examples below show the hypothetical performance of the underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the closing level of the underlier on the applicable coupon observation date were the hypothetical closing levels shown and the coupon trigger level was 117.42856.
Scenario 1
Hypothetical Coupon observation Date	Hypothetical Closing Level of the Underlier	Hypothetical Coupon
First	70.00	$0.00
Second	150.00	$16.25
Third	70.00	$0.00
Fourth	75.00	$0.00
Fifth	60.00	$0.00
Sixth	120.00	$16.25
Seventh	70.00	$0.00
Eighth	75.00	$0.00
Ninth	70.00	$0.00
Tenth –Twentieth	60.00	$0.00
	Total Hypothetical Coupons	$32.50
In Scenario 1, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing level on the second and sixth hypothetical coupon observation dates are greater than or equal to the coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $32.50.  Because the hypothetical closing level on the tenth through the sixteenth hypothetical coupon observation dates are less than the coupon trigger level, no further coupons will be paid, including at maturity.
Scenario 2
Hypothetical Coupon observation Date	Hypothetical Closing Level of the Underlier	Hypothetical Coupon
First	70.00	$0.00
Second	60.00	$0.00
Third	75.00	$0.00
Fourth	70.00	$0.00
Fifth	65.00	$0.00
Sixth	60.00	$0.00
Seventh	75.00	$0.00
Eighth	65.00	$0.00
Ninth	70.00	$0.00
Tenth – Twentieth	75.00	$0.00
	Total Hypothetical Coupons	$0.00
In Scenario 2, the hypothetical closing level increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing level is less than the coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.00.
Scenario 3
Hypothetical Coupon observation Date	Hypothetical Closing Level of the Underlier	Hypothetical Coupon
First	70.00	$0.00
Second	65.00	$0.00
Third	75.00	$0.00
Fourth	180.00	$16.25
	Total Hypothetical Coupons	$16.25
In Scenario 3, the hypothetical closing level is less than the coupon trigger level on the first three hypothetical coupon observation dates, but increases to a level that is greater than or equal to the initial underlier level on the fourth hypothetical coupon observation date.  Because the hypothetical closing level is greater than or equal to the initial underlier level on the fourth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called.

Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $16.25, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.
Hypothetical Payment at Maturity
If the notes are not called on any call observation date (i.e., on each call observation date the closing level of the underlier is less than the initial underlier level), the cash settlement amount we would deliver for each $1,000 face amount of your notes on the maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date, does not include the final coupon, if any, and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. If the final underlier level (as a percentage of the initial underlier level) is less than 80.00%, you will not be paid a final coupon at maturity.
The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

The Notes Have Not Been Called
Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Called on a Call Observation Date (as Percentage of Face Amount)
160.000%	100.000%*
140.000%	100.000%*
120.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
85.000%	100.000%*
80.000%	100.000%*
60.000%	80.000%
50.000%	70.000%
40.000%	60.000%
25.000%	45.000%
0.000%	20.000%
*Does not include the final coupon
If, for example, the notes have not been automatically called on a call observation date and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 45.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 55.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose 80.000% of your investment in the notes. In addition, if the final underlier level were determined to be 160.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level.
The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier commodity that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-13.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the final underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on whether or not the notes are called on any call observation date, the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 27.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying commodity terms supplement no. 27.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the index commodity underlier, i.e., the commodity futures contract comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the coupons (if any) and return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer— Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.
The Cash Settlement Amount on the Stated Maturity Date Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date
The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.
You May Lose a Substantial Portion of Your Investment in the Notes
You can lose a substantial portion of your investment in the notes. Assuming your notes are not automatically called, the cash settlement amount on your notes on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level to the final underlier level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
You May Not Receive a Coupon on Any Coupon Payment Date
If the closing level of the underlier on any coupon observation date is less than the coupon trigger level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be less than zero and such return will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

Although you will receive a coupon if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, the coupon paid on the corresponding coupon payment date will be equal to $16.25 for each $1,000 face amount of the notes.  You should be aware that, with respect to prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money.  Further, there is no guarantee that you will receive any coupon payment with respect to the notes at any time and you may lose your entire investment in the notes.
Your Notes Are Subject to Automatic Redemption
We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level. Therefore, the term for your notes may be reduced to approximately twelve months after the original issue date. You will not receive any additional coupon payments after the notes are automatically called and you may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.
The Coupon Does Not Reflect the Actual Performance of the Underlier from the Trade Date to Any Coupon Payment Date or from Coupon Observation Date to Coupon Observation Date
The coupon for each quarterly coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underlier between the trade date and any coupon observation date or between two coupon observation dates. Accordingly, the coupons, if any, on the notes may be less than the return you could earn on another instrument linked to the underlier that pays coupons based on the performance of the underlier from the trade date to any coupon observation date or from coupon observation date to coupon observation date.
The Return on Your Notes Will Be Based on an Underlier That Reflects Excess Return or Price Return, Not Total Return
The return on your notes is based on the performance of the S&P GSCI® Crude Oil Index Excess Return.  As discussed below, the S&P GSCI® Crude Oil Index Excess Return reflects the returns that are potentially available through an unleveraged investment in the underlier commodity.  It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlier commodity. The return on your notes will not include such a total return feature or interest component.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:
•	the levels of the underlier;
•	the volatility — i.e., the frequency and magnitude of changes — in the underlier level;
•
economic, financial, regulatory, political, military and other events that affect commodity markets generally and the market segments of which crude oil is a part, and which may affect the level of the underlier;

•	interest rates and yield rates in the market;
•	the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction.  If you sell your notes before maturity, you may receive less than the face amount of your notes.
You cannot predict future changes in the underlier level based on historical changes in the underlier level.  The actual changes in the underlier level over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical underlier levels or to the hypothetical return examples shown elsewhere in this pricing supplement.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
The cash settlement amount you will be paid for your notes on the stated maturity date or the amount you will be paid on a call payment date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to a call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to a call payment date or the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.
If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
The price of your notes may move differently than the performance of the underlier.  Changes in the underlier level may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.
Changes in the Composition and Valuation of the Underlier, or Discontinuation or Modification of the Underlier, May Adversely Affect the Value of Your Notes
The composition of the underlier may change over time, as additional commodity contracts satisfy the eligibility criteria of the underlier or the commodity contract currently included in the underlier fails to satisfy such criteria and those changes could impact the composition of the underlier. A number of modifications to the methodology for determining the contracts to be included in the underlier, and for valuing the underlier, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.
As described under “Supplemental Terms of Your Notes — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 27, if the calculation agent determines that the changes to the underlier are fundamental in nature, the calculation agent may make such adjustments in the rules of the underlier or the method of its calculation as it believes are appropriate so that the final underlier level calculated based on the modified index and then-current index methodology, is equitable. It is possible, however, that such changes will adversely affect the value of your notes when compared with a structure in which the calculation agent would not have had such discretion.
In the event that the underlier sponsor discontinues publication of the underlier, the calculation agent may calculate the underlier level during the remaining term of your notes as described under “Supplemental Terms of Your Notes — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 27. Because such calculation will, in that event, no longer be based on the underlier sponsor’s calculation of the underlier, it is possible that the value of your notes will be adversely affected when compared to the situation in which the underlier were still being published.
The Underlier May in the Future Include a Commodity Futures Contract That Is Not Traded On Regulated Trading Facilities
The underlier was originally based solely on a commodity futures contract traded on regulated trading facilities (referred to in the United States as “designated contract markets”).  At present, the underlier continues to be comprised exclusively of the WTI crude oil futures contract that trades on the New York Mercantile Exchange and the Intercontinental Exchange.  If the underlier sponsor adds a commodity futures contract to the underlier in accordance with the criteria and procedures described under “The

Underlier” below, the underlier may in the future include an over-the-counter contract (such a swap or forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.  As a result, trading in such a contract, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations, that govern trading on regulated trading facilities.  In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories.  As a result, the trading of contracts on such facilities and the inclusion of such contracts in the underlier may be subject to certain risks not presented by most exchange-traded contracts, including risks related to the liquidity and price histories of the relevant contracts.
It Is Difficult to Predict What Effect Higher and Lower Future Prices of the Commodity Futures Contract Included in the Underlier Relative to Its Current Price May Have on Its Value
The underlier is composed of a commodity futures contract rather than a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contract that comprises the underlier approaches expiration, it is replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in December. This process is referred to as “rolling”.
If the market for this contract is in “backwardation,” which means that the price is lower in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is lower than the sale price of the October contract. Conversely, if the market for this contract is in “contango,” which means that the price is higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the sale price of the October contract. The difference between the prices of the two contracts when they are rolled is sometimes referred to as a “roll yield”, and the change in price that the contract experiences while it is a component of the underlier is sometimes referred to as a “spot return”. An investor in the underlier cannot receive either the roll yield or the spot return separately. The presence of contango in the commodity markets could result in negative roll yields, which could adversely affect the value of the underlier. Because of the potential effects of negative roll yields, it is possible for the value of the underlier to decrease significantly over time even when the near-term or spot price of the commodity futures contract is stable or increasing. It is also possible, when the near-term or spot price of the commodity futures contract is decreasing, for the value of the underlier to decrease significantly over time.
The Underlier Sponsor May be Required to Replace a Designated Contract If the Existing Commodity Futures Contract is Terminated or Replaced
A commodity futures contract known as a “designated contract” has been selected as the reference contract for the physical commodity underlying the underlier. Data concerning this designated contract will be used to calculate the underlier. If a designated contract were to be terminated, a comparable commodity futures contract may be selected by the underlier sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the underlier.
Although the Underlier Has a Contract on One of the Same Commodities that Comprise the S&P GSCI® Index, its Value and Returns Will Differ from Those of the S&P GSCI® Index
The S&P GSCI® Crude Oil Index Excess Return, to which the notes are linked, consists of only the WTI crude oil commodity futures contracts in the S&P GSCI® Index, as explained in “The Underlier” below, and at any time will trade one WTI crude oil commodity futures contract. The significantly more limited number of constituents in the S&P GSCI® Crude Oil Index Excess Return means that the return on your notes, if based on the S&P GSCI® Crude Oil Index Excess Return, will differ from the return on the S&P GSCI® Index.

Commodity Prices as Well as the Underlier Commodity May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways
Commodity prices as well as the underlier commodity are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts.  These factors may affect the levels of the S&P GSCI® Crude Oil Index Excess Return and the value of your notes in varying ways, and different factors may cause the value of the underlier commodity and the price of the commodity underlying the underlier commodity, to move in inconsistent directions and at inconsistent rates.
Concentrated Investment in a Single Commodity
The return on your notes is linked to the S&P GSCI® Crude Oil Index Excess Return (which is concentrated in one crude oil commodity futures contract) and not to a diverse basket of commodities or a broad-based commodity index. The underlier level may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the level of an index based on a futures contract on a single commodity, the notes may carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index or the price of multiple commodities.
The WTI Crude Oil Futures Contract May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes
The WTI crude oil futures contract has been fluctuating widely and may continue to do so in the future. Over the period from January 2, 2015 to May 12, 2017, the closing level of the underlier, which is currently comprised solely of a WTI crude oil futures contract traded on the New York Mercantile Exchange and the Intercontinental Exchange, declined by approximately 49.40%. For additional information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Factors that may affect the WTI crude oil futures contract and the value of your notes in varying ways include, without limitation:
•
global supply of and demand for crude oil, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of crude oil, and production and cost levels in countries where crude oil is produced;

•	levels of inventory at the Cushing Oklahoma storage hub;
•	demand for products produced by refining WTI crude oil;
•	weather and natural disasters;
•	governmental programs and policies, including regulation that affects consumption or production of commodities;
•	regulation in the relevant producer countries and in the commodities and securities markets;
•	hedging, investment and trading activities by market participants;
•	price and supply controls among producer nations or organizations of producer nations;
•	holding of commodities by producers;
•
production of substitutes for WTI crude oil, such as shale oil; development of new substitutes for WTI crude oil; or alternative industrial or consumer applications that do not make use of WTI crude oil;

•	relative pricing between WTI crude oil and other grades of crude oil;

•	relative pricing between WTI crude oil and shale oil;
•	global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations, including but not limited to Ukraine;
•	disruptions in supply caused by damage to pipelines (including by oil theft);
•	price limitations, position limits and trading halts on the exchange on which the underlier commodity trades;
•	liquidity or illiquidity of the markets for WTI crude oil; and
•	currency exchange rates.
It is not possible to predict the effect of all, some or one of these factors on the prices of WTI crude oil and the occurrence of all, some or one of these factors could reduce the WTI crude oil futures contract and adversely affect the market value of, and payment on, your notes.
There Are Specific Risks Associated with WTI Crude Oil and the WTI Crude Oil Futures Contract
Oil prices are currently experiencing high volatility and have also been highly volatile in the past.
Oil prices are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, Russia, Ukraine and Nigeria. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the WTI crude oil futures contract. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the WTI crude oil futures contract may also increase or decrease, and the market value of, and amount payable on, your notes may be adversely affected.
Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain periods, implemented curtailments of or increases in output and trade. These efforts at supply control could adversely affect the closing level of the WTI crude oil futures contract and the market value of, and amount payable on, your notes. Additionally, actions taken by consuming nations, such as the releases of oil reserves, may occur in a way that is not predictable and could adversely affect the price of crude oil, the closing level of the WTI crude oil futures contract and the market value of, and amount payable on, your notes.
Also, the production and pricing of substitute products for crude oil, such as shale oil, as well as development of new substitute products for crude oil, could adversely affect the closing level of the WTI crude oil futures contract and the market value of, and amount payable on, your notes. Increases in the price of crude oil may drive increased production of substitute products, such as shale oil, which may cause the price of crude oil to decline.
You Have No Rights with Respect to the Underlier Commodity or the Commodity Underlying Such Underlier Commodity or Rights to Receive the Underlier Commodity or Commodity
Investing in your notes will not make you a holder of the underlier commodity or the commodity underlying such underlier commodity.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier commodity or commodity underlying such underlier commodity.  Any amounts payable on your notes will be made in cash, and you will have no right to receive the underlier commodity or the commodity underlying such underlier commodity.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.
Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.  Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER
The S&P GSCI® Crude Oil Index Excess Return (which we may refer to as the “index”) is a sub-index of the S&P GSCI® Index. The S&P GSCI® Index is a proprietary index that GS&Co. developed. Effective February 2, 2007, The Goldman Sachs Group, Inc. (“GS Group”) completed a transaction with S&P Dow Jones Indices by which GS Group sold to S&P Dow Jones Indices (which we may refer to as the “index sponsor”) all of the rights of GS&Co. in the S&P GSCI® Index and all related indices and sub-indices (which we may refer to as the “indices”), as well as certain intellectual property related to the S&P GSCI® Index. As of that date, therefore, GS&Co. no longer owned the indices and is no longer responsible for the calculation, publication or administration of the indices, or for any changes to the methodology. All decisions with respect to the indices will be made, and the related actions will be taken, solely by S&P Dow Jones Indices. GS&Co. has no control over any matters related to the indices.

The index sponsor owns the copyright in and all rights to the index. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the index. The consequences of the index sponsor discontinuing or modifying the index for your notes are described in the section entitled “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying commodity terms supplement no. 27.

The index sponsor also owns the copyright in and all rights to the S&P GSCI® Index. Neither we nor any of our affiliates made any due diligence inquiry with respect to the index, the S&P GSCI® Index or make any representation that any public information regarding the index or the index sponsor is accurate or complete.

Although GS&Co. initially developed the index, the index is not owned, endorsed, or approved by or associated with GS&Co. or its affiliated companies. You, as an investor in your notes, should make your own investigation into the index.

Following the index description is a brief question and answer section on selected topics relevant to the index.

Index Description

The S&P GSCI® Crude Oil Index Excess Return is comprised of crude oil futures contracts that are included in the S&P GSCI® Index, which currently consists solely of one West Texas Intermediate (WTI) crude oil futures contract (which we refer to as the “WTI crude oil contract”) traded on the New York Mercantile Exchange and the Intercontinental Exchange. The index is a sub-index of the S&P GSCI® Index, which means that while it is generally calculated in the same manner as the S&P GSCI® Index, it is based entirely on the price performance and roll yield (described below) of the crude oil futures contract included in the S&P GSCI® Index, with the effect that the “Daily Contract Reference Price”, “Contract Production Weight” and “Roll Weight” (each such term as further described below) used in performing the calculation of the index are limited to the crude oil contract. The index is measured on an excess return basis, meaning that it measures the returns on the price level of the futures contract included in the index along with the discount or premium obtained by rolling the hypothetical position in such contract forward as it approaches delivery.

Because the index is a sub-index of the S&P GSCI® Index, the rules with respect to its calculation and composition derive from the S&P GSCI® Index. We therefore include the following information on the S&P GSCI® Index.

Contract Eligibility
The S&P GSCI® Index is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria and is designed to be a measure of the performance over time of the markets for these commodities. In order to be included in the S&P GSCI® Index (and, as a result thereof, the index), a contract must satisfy the following eligibility criteria:

•
The contract must be in respect of a physical commodity and not a financial commodity. The contracts on a particular commodity need not require physical delivery by their terms in order for the commodity to be considered a physical commodity.

•	The contract must:
o	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;
o	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and
o
be traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI® Index that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

Moreover, a contract considered for the S&P GSCI® Index must be:

•	denominated in U.S. dollars; and
•
traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

o
makes price quotations generally available to its members or participants (and to S&P Dow Jones Indices) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

o	makes reliable trading volume information of at least three months available to S&P Dow Jones Indices with at least the frequency required by S&P Dow Jones Indices to make monthly determinations;
o	accepts bids and offers from multiple participants or price providers; and
o	is accessible by a sufficiently broad range of participants.
o	Such access may be provided either:

▪	by the trading facility making clearing services reasonably available, thereby eliminating counterparty credit considerations, or
▪
by a network of brokers or dealers who are willing to intermediate transactions with third parties, thereby enabling such third parties to enter into transactions based on prices posted on such trading facility.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion of the contract in the S&P GSCI® Index. The daily contract reference price may be (but is not required to be) the reference, closing or settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI® Index, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., Eastern time, on each S&P GSCI® Index business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if S&P Dow Jones Indices is not such a member or participant, to S&P Dow Jones Indices) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

A contract already included in the S&P GSCI® Index at the time constituents are being reviewed by the index sponsor:

•
that is the only contract on the relevant commodity included in the S&P GSCI® Index must, in order to continue to be included in the S&P GSCI® Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

•
that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® Index at such time must, in order to continue to be included in the S&P GSCI® Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

•
must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI® Index and each contract’s percentage of the total is then determined.

A contract being considered for new inclusion in the S&P GSCI® Index by the index sponsor:

•
that is based on a commodity that is not represented in the S&P GSCI® Index at such time must, in order to be added to the S&P GSCI® Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

•
that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® Index at such time must, in order to be added to the S&P GSCI® Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $30 billion.

•	must, in order to be added to the S&P GSCI® Index at such time, have a reference percentage dollar weight of at least 1.00%.
No further contracts on a commodity will be included if the inclusion would result in the portion of the S&P GSCI® Index attributable to such commodity exceeding a particular threshold. Currently, only one contract on WTI crude oil is included in the S&P GSCI® Index.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria, and the portion of the S&P GSCI® Index attributable to that commodity does not exceed the applicable threshold, the additional contracts will be included in the S&P GSCI® Index in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first.

If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI®

Index attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI® Index attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI® Index attributable to it.

Calculation of the Index
On any S&P GSCI Index business day, the value of the index is equal to the product of (i) the value of the index on the preceding index business day and (ii) one plus the contract daily return on the index business day on which the calculation is made, rounded to seven decimal places. The value of the index is indexed to a base value of 100 on January 2, 1970.

The official daily settlement price for the index is reported on Bloomberg Page SPGCCLP on each S&P GSCI Index business day and is calculated between 3:30 PM and 6:00 PM, Eastern Time. The term S&P GSCI Index business day means a day on which the S&P GSCI® Index and its related indices are calculated, as determined by the NYSE Euronext Holiday & Hours schedule.

Contract Daily Return
The contract daily return on any given day is equal to the sum for all applicable contracts, of the daily contract reference price multiplied by the CPW, divided by the total dollar weight invested in the index on the preceding day, minus one.  In the case of the index, the applicable contract is the WTI crude oil contract and the CPW is the CPW for WTI crude oil, as determined by the index sponsor.

Daily Contract Reference Price
The daily contract reference prices used in calculating the index on any given day are the most recent such daily contract reference prices made available by the relevant trading facilities, which, for the WTI crude oil contract, is currently the New York Mercantile Exchange and the Intercontinental Exchange, except that the daily contract reference price for the most recent prior day will be used if a trading facility is closed. If a relevant trading facility otherwise fails to make the daily contract reference price available, or the daily contract reference price as published by such relevant trading facility reflects, in the reasonable judgment of the index sponsor, manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the index sponsor may determine the appropriate daily contract reference price for the applicable WTI crude oil futures contract in its reasonable judgment for purposes of calculating the total dollar weight of the index.

Contract Production Weights
The S&P GSCI® Index (and, as a result thereof, the index) is a production-weighted index, and S&P Dow Jones Indices ascertains the quantity of each designated contract to be included in the S&P GSCI® Index, which is referred to as the contract production weight (CPW). The CPW of a contract is a function of the total annualized quantity traded in such contract, the total annualized quantity traded of all designated contracts on the same commodity and the five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity.

S&P Dow Jones Indices decides the sources of information used in determining the CPWs for a given period but will generally use the same sources of information used to determine the CPWs for or during the immediately preceding index year. If such sources are not reasonably available or do not contain the necessary information, or if S&P Dow Jones Indices determines the information included in any such sources is inaccurate, unreliable or contains manifest error, S&P Dow Jones Indices will identify alternative sources of information. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI® Index, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI® Index are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P Dow Jones Indices performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI® Index is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI® Index to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI® Index will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P Dow Jones Indices reevaluates the composition of the S&P GSCI® Index, in consultation with the S&P GSCI® Index committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI® Index. Commodities included in the S&P GSCI® Index and its sub-indices which no longer satisfy such criteria, if any, will be deleted.

Total Dollar Weight
The total dollar weight of the index is used in calculating the contract daily return, described above, which is in turn used for calculating the value of the index. Because the index currently comprises solely the WTI crude oil contract, changes in the total dollar weight of the index are generally equal to changes in the daily contract reference price of the WTI crude oil contract, except when the CPW of the WTI crude oil contract changes and during roll periods, as described below. In addition, the total dollar weight of the index is used in calculating the normalizing constant of the index (which is different from the normalizing constant of the S&P GSCI® Index), which is the factor used in adjusting the index to allow comparisons of the value of the index to be made over time.
The total dollar weight of the index on any S&P GSCI Business Day not during a roll period is equal to:
•	the daily contract reference price for the applicable contract (the WTI crude oil contract),
•	multiplied by the contract production weight (CPW) of the applicable commodity (WTI crude oil).
A “roll period” means the period of five S&P GSCI Index business days beginning on the fifth and ending on the ninth S&P GSCI Index business day of each calendar month.

During a roll period, the total dollar weight of the index on any S&P GSCI Index business day is equal to:

•
the CPW with respect to the current contract expiration multiplied by the daily contract reference price with respect to the current contract expiration multiplied by the “roll weight” with respect to the current contract expiration, plus

•
the CPW with respect to the next contract expiration multiplied by the daily contract reference price with respect to the next contract expiration multiplied by the “roll weight” with respect to the next contract expiration, except that for roll periods in which a re-weighting is implemented, and which therefore involve a change in CPWs and normalizing constants, the total dollar weight obtained through the calculation above must be multiplied by the normalizing constant relevant to the applicable contract expiration, and the CPW with respect to the current contract expiration is not necessarily equal to the CPW with respect to the next contract expiration.

The “roll weight” of a futures contract reflects the fact that the position in the futures contract must be liquidated or rolled forward into a more distant contract expiration as it approaches expiration. If an actual position in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the index is designed to replicate the performance of actual investments in the underlying contract, the rolling process incorporated in the index takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weight” of the current contract expiration and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated).  The roll period applicable to the S&P GSCI® Index and the index occurs from the fifth to ninth S&P GSCI Index business day of the month.

If on any day during a roll period any of the following conditions exists, the portion of the roll with respect to the affected contract that would have taken place on that day is deferred until the next day on which these conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;
•	any such price represents the maximum or minimum price for such contract month, based on trading facility price limits (referred to as a limit price);
•
the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the index sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the index sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

Index Maintenance
S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI® Index are necessary or appropriate in order to assure that the S&P GSCI® Index represents a measure of commodity market performance. S&P Dow Jones Indices has the discretion to make any such modifications, in consultation with the S&P GSCI® Index Committee.

The composition of the S&P GSCI® Index, which may affect the composition of the index, is reviewed on a monthly basis by S&P Dow Jones Indices.

Contract Expirations
Because the index a sub-index of the S&P GSCI® Index, which is comprised of actively traded contracts with scheduled expirations, the index can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI® Index and, as a result thereof, in the index, during a given year are designated by S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them S&P Dow Jones Indices includes in the S&P GSCI® Index and, as a result, in the index.

If a trading facility deletes one or more contract expirations, the S&P GSCI® Index and, as a result thereof, the index, will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P Dow Jones Indices. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P Dow Jones Indices may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI® Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI® Index. If that timing is not practicable, S&P Dow Jones Indices will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

The consequences of the index sponsor designating a replacement contract in respect of the index for your notes are described in the section entitled “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying commodity terms supplement no. 27.

Changes in Methodology
In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the methodology for determining the composition of the S&P GSCI® Index and its sub-indices, including the index, as well as procedures for evaluating available liquidity on an intra-year basis have been modified in order to provide market participants with efficient access to new sources of liquidity and the potential for more efficient trading. As a result, the S&P GSCI® Index methodology, which also applies to the index, now provides for the inclusion of contracts traded on trading facilities other than exchanges, such as electronic trading platforms, if liquidity in trading for a given commodity shifts from an exchange to an electronic trading platform and there is sufficient and reliable data. S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, will continue to monitor developments in the trading markets and will announce the inclusion of additional contracts, or further changes to the S&P GSCI® Index methodology, in advance of their effectiveness.

The consequences of changes in the S&P GSCI® Index methodology, which applies also to the index for your notes are described in the section entitled “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying commodity terms supplement no. 27.

The S&P GSCI® Index Committee
S&P Dow Jones Indices has established the S&P GSCI® Index Committee to oversee the daily management and operations of the S&P GSCI® Index (and, as a result thereof, the index), and which is responsible for all analytical methods and calculation in the indices. The S&P GSCI® committee is comprised of full-time professional members of S&P Dow Jones Indices staff. At each meeting, the S&P GSCI® Index Committee reviews any issues that may affect the components of the S&P GSCI® Index, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the S&P GSCI® Index Committee may revise index policy covering rules for selecting commodities, or other matters. S&P Dow Jones Indices considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all S&P GSCI® Index Committee discussions are confidential.

Frequently Asked Questions and Answers

What Does the Index Track?
The index for your notes, i.e., the S&P GSCI® Crude Oil Index Excess Return, is an index tracking the performance of a futures contract on WTI crude oil.
There are important differences between a commodity index and an equity index.  Unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts.  This feature of the index, which is discussed above, has important implications for changes in the value of the index.
What Is a Commodity Contract?
A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity.  Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities.  The index currently is comprised solely of a commodity contract on WTI crude oil traded on the New York Mercantile Exchange and the Intercontinental Exchange.  However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.
Why Do Commodities Indices Track Commodity Contracts And Not Physical Commodities?
While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities.  These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs.  However, an investor in commodity contracts, or in an index consisting of a commodity contract, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level.  In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices.  The use of commodity contracts, therefore, allows the index sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.
Can the Contract Included in the Index Be Changed over Time?
In order for a commodity contract to be included in the S&P GSCI® Index for the first time or to remain in the S&P GSCI® Index, such contract and its underlying physical commodity must satisfy predetermined criteria, e.g. denomination, duration until expiry, availability of contracts to be rolled into, location of the primary trading facility, accessibility to market participants, trading history, trading volume and minimum weight in the basket, as discussed in the next section.  The index sponsor (which is also the sponsor of the S&P GSCI® Index) performs monthly and annual calculations to determine whether the constituent contracts meet such thresholds.  If, at the time of an annual review, certain contracts that are included in the S&P GSCI® Index fail to satisfy the criteria and/or certain contracts that have not been included in the S&P GSCI® Index satisfy such criteria, the composition of the S&P GSCI® Index, and the index if the ineligible contract is the futures contract on which the index is based, will generally be changed.  If, at the time of the monthly review between annual reviews, certain contracts that are included in the S&P GSCI® Index cease to satisfy the specified criteria, certain contracts might drop out of the S&P GSCI® Index and, if the dropped contract is the futures contract on which the index is based, the index, which will in turn result in a re-weighting of the S&P GSCI® Index.  Any such changes may impact the index, and therefore your notes. For further information with respect to changes in the composition of the S&P GSCI® Index, refer to section “The S&P GSCI® — Composition of the S&P GSCI®” above, which also applies to the index.

If the Price of Crude Oil Goes Up, Will the Index Level, Therefore, Also Go Up?
Not necessarily.
Your notes are linked to the performance of the index, which in turn tracks the performance of the futures contract included in the index, rather than the individual physical commodity itself.  Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices.  Therefore, you may observe price of crude oil going up and the index level not changing in the same way.
Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the futures contract.  These adjustments, which are described above and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index.  As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying futures contract.
What Does “Rolling” a Commodity Contract Mean?
Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement.  “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.
The index replicates an actual investment in the futures contract, and therefore takes into account the need to roll the futures contract included in the index, and reflects the effects of this rolling.  Specifically, as a futures contract included in the index approaches expiration, the index is calculated as if the commodity contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next available delivery month.  If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.
Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.
What Do “Contango” and “Backwardation” Mean?
When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”.  On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardated or contango market can affect the level of the index.
How Does Rolling Affect the Level of the Index?
“Rolling” can affect the index in the following two ways:
First, if, as described above under “What Does “Rolling” a Commodity Contract Mean?” above, the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts, will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns a smaller quantity of the futures contract as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the futures contract will be less than if the index had owned the same quantity of the futures contract as before the rolling process. Therefore, these differentials in the quantities of the futures contract sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).
Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract.  In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts.  In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry.  This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”). In a backwardated market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry.
Does the Index Have a Total Return Feature?
No. The return on your notes is based on the performance of the index, which reflects the price return and roll yield of the futures contract included in the index. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on a hypothetical fully-collateralized investment. The index does not include such a total return feature or interest component.
What Factors Affect the Calculation of the Level of the Index Other than Rolling?
The value of the index on any S&P GSCI Business Day is determined by making certain adjustments to the value of the index on the immediately preceding S&P GSCI Business Day, based mainly on the performance of the futures contract.  The factor affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts is the price of the commodity contract included in the index.
The price of the commodity contract reported by the relevant trading facilities expose the index to price volatility.
Can We Assume Any of Such Factors Will Have a Direct Effect on the Level of the Index?
These factors are interrelated in complex ways and affect the performance of the commodity contract comprising the index and, therefore, may offset each other in calculation of the level of the index.  Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of the underlying physical commodity) will have a direct and linear effect on the performance of the commodity contract and the level of the index at any given time.  The level of the index, and therefore the amount payable on your notes, may decline even when one or more of these factors is favorable for the reasons explained in these questions and answers.
How Is the Index Calculated?
The value (or level) of the index on any given day is equal to the value (or level) of the index on the preceding S&P GSCI Business Day plus/minus the amount that the price of the futures contract that comprises the index have increased or decreased since the preceding S&P GSCI Business Day, and subject to an adjustment that is made (referred to as a “normalizing constant”) to assure continuity of the index and allow comparisons of the level of the index to be made over time.  The normalizing constant is calculated each time the weights of the commodities contracts included in the S&P GSCI® Index are changed, and is calculated based on the ratio of the new total dollar weight of the index to the old total dollar weight of the index and is designed to ensure that the level of the index reflects price movements with respect to the commodities contracts rather than changes in the weightings of the commodities included in the S&P GSCI® Index.
The above description is expressed as a mathematical formula as follows: the value of the index on any S&P GSCI Business Day is equal to the product of (i) the value of the index on the immediately preceding S&P GSCI Business Day multiplied by (ii) one plus the contract daily return (incorporating the normalizing constant) on the S&P GSCI Business Day on which the calculation is made.
For a further explanation of how the level of the index is calculated, including a description of “contract daily return” please refer to the index sponsor’s website referred to below.
Where Can Additional Information on the Index Be Obtained?
For information about recent levels of the index, please read the subsection entitled “—Historical Closing Levels of the Index” below.  For further explanation on the index methodologies of the index for your notes and the S&P GSCI® Index, please read the sections entitled “S&P GSCI® Crude Oil Index Excess Return” above.
Additional information about the S&P GSCI® Index and the index is available on the following website: http://us.spindices.com.  We are not incorporating by reference the website or any material it includes into this pricing supplement.
License
Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The "S&P GSCI" is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp.  GS Finance Corp.’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P GSCI to track general market performance.  S&P Dow Jones Indices only relationship to GS Finance Corp. with respect to the S&P GSCI is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices.  The S&P GSCI is determined, composed and calculated by S&P Dow Jones Indices  without regard to GS Finance Corp. or the notes.  S&P Dow Jones Indices have no obligation to take the needs of GS Finance Corp. or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be redeemed.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P GSCI will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P GSCI OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GS FINANCE CORP., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR

ENTITY FROM THE USE OF THE S&P GSCI CRUDE OIL INDEX EXCESS RETURN OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GS FINANCE CORP., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical closing levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier commodity will result in you receiving any coupon payments or the outstanding face amount of your notes, or that you will not incur a loss on your investment, on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  Before investing in the offered notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.
The graph below shows the daily historical closing levels of the underlier from May 12, 2007 through May 12, 2017.  We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc.  In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	a tax exempt organization;
•	a partnership;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain.  Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes.  You are a United States holder if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment.  You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the underlier.  Except as otherwise stated below, the discussion below assumes that your notes will be so treated.
Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.
Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or maturity (excluding amounts attributable to any accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes.  Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.
No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes.  As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible.  Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes.  Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate.  For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.
Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield.  These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.
If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale, exchange, redemption or maturity of your notes would be ordinary interest income.  Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.
If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at a price other than the adjusted issue price as determined for tax purposes.
It is also possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your notes. If Section 1256 were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time the futures contract included in the index rolls and/or when the composition or weighting of the index changes.  Such gain or loss may also be subject to Section 1256 as discussed above, under which 60% of the gain or loss will be treated as long-term capital gain or loss and 40% will be treated as short-term capital gain or loss.

It is also possible that your notes could be treated in the manner described above, except that (1) any gain or loss that you recognize at redemption or maturity would be treated as ordinary gain or loss or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.
It is also possible that the Internal Revenue Service could seek to characterize your securities as notional principal contracts.  It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes but instead would be treated in some other manner.
It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.  You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.
Possible Change in Law
In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments .  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.
In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
United States Alien Holders
This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:
•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a U.S. alien holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.
“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate United States alien holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.
You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.
Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008‑2 on various issues, including whether instruments such as your notes should be subject to withholding.  It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.  Prospective United States alien holders of the notes should consult their tax advisors in this regard.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2019.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-19
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-32
Validity of the Notes and Guarantee	PS-36

Commodity Terms Supplement No. 27 dated December 22, 2015
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-30
Commodity Indices	S-30
Bloomberg Commodity Index	S-31
S&P GSCI Commodity Index	S-39
Spot Prices of Physical Commodities	S-46
Spot Price of Copper	S-46
Spot Price of Gold	S-46
Spot Price of Silver	S-47
Spot Price of Zinc	S-47
Commodity Futures Contracts	S-49
Price of the Brent Crude Contract	S-49
Price of the Corn Contract	S-50
Price of the Gasoline Contract	S-50
Price of the Natural Gas Contract	S-51
Price of the Soybean Contract	S-51
Price of the Wheat Contract	S-51
Price of the WTI Crude Oil Contract	S-52
Use of Proceeds	S-53
Hedging	S-53
Employee Retirement Income Security Act	S-54
Supplemental Plan of Distribution	S-55
Conflicts of Interest	S-56

Prospectus Supplement dated December 22, 2015
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19

Prospectus dated December 22, 2015
Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp.	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79

$760,000

GS Finance Corp.

Autocallable Contingent Coupon Commodity Index-Linked Notes due 2022

guaranteed by
The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC